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                          August 29, 2022

       Frank Bedu-Addo, Ph.D.
       Chief Executive Officer
       PDS Biotechnology Corporation
       25B Vreeland Road, Suite 300
       Florham Park, NJ 07932

                                                        Re: PDS Biotechnology
Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed August 24,
2022
                                                            File No. 333-267041

       Dear Dr. Bedu-Addo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Emilio Ragosa, Esq.